

2/2006

INTERIM REPORT



Verbund

REPORT OF THE MANAGING BOARD

DEAR SHAREHOLDER,

At the beginning of 2006, we set ourselves the very ambitious goal of improving the operating result by at least 20 %, increasing the group result by at least 30 % and lowering net gearing to below 80 %. The results for quarters 1-2/2006 clearly show that we will not only achieve but well surpass our target for the full year 2006: at the end of the period the operating result lay at € 426.5 million. This corresponds to an improvement of 71.6 % compared to the previous year. The group result was up 48.1 % at € 275.4 million. Net gearing currently stands at 80.3 % and is therefore significantly lower than the value reported in quarters 1-2/2006.

The share price of Verbundgesellschaft also developed well ahead of the Austrian Traded Index (ATX) and the relevant benchmark index Dow Jones Stoxx Utilities. Both of the indices were clearly outperformed by Verbund: since the beginning of the year, the ATX increased by 2.1 % and the Dow Jones Stoxx Utilities by 9.4 %. The Verbund share, however, improved by a further 24.8 %.

HEDGING STRATEGY IN THE ELECTRICITY BUSINESS SECURES EXCELLENT EARNINGS TREND

The long-term European wholesale prices for electricity increased steadily in the previous quarters and, in some cases, displayed substantial growth rates. This development was fuelled by the high prices for primary energy sources and CO_2 emission rights. The wholesale prices did, however, drop significantly at the beginning of quarter 2/2006. The prices for a year-ahead contract for base load energy fell from approx. 60 €/MWh to approx. 48 €/MWh. This was caused by the decline in prices for CO_2 emission rights. Due to Verbund's hedging strategy – 60 % of the total volume of electricity produced was already sold in 2005 on a year-ahead basis for 2006 – the above prices decreases did not have a negative impact on the group result. The average sales prices were therefore increased in spite of the price correction.

The spot market prices also declined in quarter 2/2006. The low temperatures in winter 2005/06, which delayed the onset of the thaw, combined with heavy precipitation in quarter 2/2006 did, however, lead to an above-average water supply in the Austrian rivers and streams. This paved the way for a strong increase in the volume of electricity generated from hydropower which more than compensated for the drop in the spot market prices.

The earnings trend in quarters 1-2/2006 was therefore excellent: sales revenue increased by 43.3 % to € 1,663.1 million, the operating result rose by 71.6 % to € 426.5 million and the group result was up 48.1 % at € 275.4 million.

The controlling group ratios also displayed a significant and sustained improvement. The EBIT margin rose from 21.4 % to 25.6 %, net gearing fell further from 115.0 % to 80.3 % and the operating cash flow improved by 39.8 % to € 462.3 million. On the basis of this development, Verbund is one of the most dynamic utility stocks at an international level with above-average growth rates.

FURTHER EXPANSION OF INTERNATIONAL BUSINESS ACTIVITIES

Verbund enhanced its international wholesale activities through the founding of three new subsidiaries in Europe. The company will use APT Czech Republic and APT Slovakia to furt-

her strengthen its position as a successful European electricity trader. In the next step, the two companies will become involved in the end-customer market with the aim of providing Austrian companies with valuable support on their way to Eastern Europe. Through its involvement in the Czech Republic and Slovakia Verbund has acquired an in-depth knowledge of the market which will also be used to find interesting power plant projects for the Verbund group and enhance the group's success in the area of emission trading. The founding of APT Hellas will allow the group to further develop its successful electricity wholesale business in Greece. In addition, this will improve the strategic positioning of the group with regard to the construction of new power plants.

INVESTMENT IN GENERATION CAPACITIES

In quarters 1-2/2006, Verbund continued with the expansion of Austrian hydropower. The new pumped storage power plant in Kaprun, which will be completed in 2012 after a construction period of 6 years, will more than double the output capacity of the Kaprun power plant group from 353 megawatts to 833 megawatts. This project has an investment volume of € 360 million. In addition, the preliminary work for the construction of the run-of-river plant Werfen/ Pfarrwerfen has already commenced. The investment volume for this project, which has a construction period of two year, lies at € 60 million. The average annual generation of the 16 MW plant, which is equipped with two horizontal Kaplan turbines, will be 76 million kWh.

Verbund is also actively involved in power plant projects abroad: in addition to the construction of the first gas power plant via the joint venture with the energy company Poweo, activities in Italy are also progressing very well. The 800 MW gas power plant Termoli, which is located south of Pescara, is already in the final commissioning phase and approx. 5 billion kWh electricity/year will be generated at this plant from Autumn onwards. The official go-ahead has also been received for a second power plant of the same size in Modugno near Bari. This plant is scheduled to commence operation at the beginning of 2008.

POSITIVE OUTLOOK FOR 2006

Following the failure of the merger between Verbund and OMV owing to political resistance in Austria, we shall continue to further develop our core business in a stand-alone approach. This means: we shall focus on generating, transporting and selling electricity with a high level of success. We will continue to strive for sustainable and value-enhancing growth at an international level.

The outlook for fiscal 2006 is very positive. We anticipate that the operating result for the full year 2006 will be up approx. 40 % on the value reported in the previous year. The group result is expected to improve by 30 % and net gearing should, on the basis of the current planning parameters, be reduced to below 70 %. In addition, we intend to further increase the dividend for fiscal 2006.







Dipl.-Ing. Hans Haider
Chairman of the Managing Board

Dr. Michael Pistauer
Deputy Chairman of the Managing Board

Dr. Johann Sereinig
Member of the Managing Board

ACCOUNTING POLICIES

This interim report was drawn up in accordance with the International Financial Reporting Standards (IFRS), and particularly in compliance with IAS 34.

Due to the utilization of EDP devices, differences can arise in the addition of rounded totals and percentages.

MANAGEMENT REPORT AND NOTES QUARTERS 1-2/2006

Earnings position

IMPROVED SALES REVENUE

Significantly higher spot and forward market prices (based on average values), as well as increased sales volumes in the electricity business and improved grid and eco-electricity sales paved the way for a 43.3 % increase in group revenue to € 1,663.1 million.

Specifically, electricity revenue rose (excl. revenue from eco-electricity) by 53.5 % to € 1,253.4 million. Growth was also recorded in sales to traders (+€ 370.4 million), to end customers (+€ 44.2 million) and resellers (+€ 22.5 million). Foreign markets accounted for 68.3 % of the electricity revenue (previous year: 56.8 %). Germany, France, Slovenia and Italy were the most important foreign markets from a sales perspective. The increase in quantities sold, compared to the corresponding period of the previous year, came to 2,265 GWh or 9.0 %.

Grid revenue increased by 8.1 % to € 133.1 million. This was due to the growth in sales resulting from the auctioning off of grid capacities (+€ 8.6 million) and higher transport volumes (+€ 5.4 million). However, the lower grid revenue recognized for finally invoicing the preceding period had a negative effect.

Sales in the eco-electricity area rose by 10.0 % to € 222.4 million parallel to a 15.8 % drop in volumes sold to 2,158 GWh. This is attributable to the growth in income from subsidies which more than compensated for the decline in income from sales. This development resulted from the higher generation mix prices as generation, above all from small hydropower plants, was substituted with expensive output from biomass and wind power.

Revenue from trading in emission rights in the amount of € 34.2 million (previous year: € 0.0 million) was recognized under other sales revenue. Trading commenced in the second half of fiscal 2005. This sales revenue is offset by the purchase of emission rights in the amount of € 33.7 million.

INCREASING ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The € 257.3 million increase in electricity purchases to € 644.0 million (not including eco-electricity purchases) was primarily due to the significant rise in purchase prices on the spot and forward markets (based on average values) as well as the increase in the volume of electricity purchased externally (+19.8 %). Own generation increased slightly (+0.5 % or 68 GWh) in the period under review due to the increase in thermal generation, and in spite of an almost identical water supply (hydro coefficient: 1.00; previous year 0.99) and the decreased utilization of the storage power plants. Verbund's strong focus on end-customer business resulted in a € 10.3 million increase in grid purchases to € 16.4 million.

Although there was a drop in volumes purchased, eco-electricity purchases rose on account of the higher generation mix prices by 11.6 % to € 217.2 million.

SUBSTANTIAL REDUCTION IN FUEL EXPENSES

Fuel expenses dropped significantly by 10.3 % to € 46.4 million. This was mainly due to the reduction in coal expenses (€ 15.2 million) following the mothballing of Voitsberg power plant. On the other hand, the increase in the prices for heating oil and gas parallel to higher consumption (€ 7.0 million) and expenses for emission rights (€ 1.5 million) had a burdening effect.

PERSONNEL EXPENSES GENERALLY LOWER

The 3.7 % rise in expenditure for wages, salaries and related expenses to € 106.3 million was due to the substantial collective wage increase of 3.1 % and the moderate reduction in the number of employees compared to the previous year (reduction of 7 to 2,425 compared to 79 the previous year).

Expenses for pensions were, however, reduced by 36.2 % to € 40.7 million. While provisions for a lowering of the interest rates and a higher life expectancy had a strong burdening effect on pension expenses in the previous year, only a provision for a premium increase for supplementary health insurance in the amount of € 16.8 million was necessary in the period under review.

INCREASED OPERATING EXPENSES

The € 8.8 million increase in other operating expenses to € 75,0 million was mainly attributable to the rise in legal and consulting fees in connection with acquisition projects.

IMPROVED FINANCING RESULT

The financing result was boosted, above all, by the bond repayments carried out in the previous year and the resulting drop in interest expenses. The exchange gains from foreign currencies in the amount of € 3.7 million (previous year: loss of € 9.1 million) also had a positive effect.

ONE-OFF EFFECT BURDENS RESULT FROM PARTICIPATING INTERESTS

The result from participating interests accounted for using the equity method fell by € 18.7 million to € 24.7 million. This was mainly due to an adjustment of the interest in KELAG which was accounted for using the equity method. Due to the fact that KELAG for the first time presented financial statements that were prepared pursuant to IFRS and audited, Verbund had to recognize in profit and loss € 10.2 million in expenses under IAS 8 in order to adjust its interest in KELAG, the IFRS conversion of which had so far been computed on the basis of a best estimate. Moreover, the results from STEWEAG-STEG GmbH and KELAG declined.

INCOME TAX EXPENSES

The effective tax rate of 21.4 % (as compared to a corporate tax rate of 25 %) was largely due to the high, non-tax-effective investment income from the associated companies accounted for using the equity method.

Net worth

DROP IN NON-CURRENT AND CURRENT ASSETS

The decline in plant, property and equipment can be attributed, primarily, to scheduled depreciation which exceeded additions (€ 61.7 million). The increase in participating

interests accounted for using the equity method was mainly due to additions totaling € 156.2 million following the acquisition of a 49 % stake in Energie Klagenfurt GmbH and an 18.4 % stake in POWEO SA. The decline in long-term investments from cross border leasing was mainly due to the disposal of securities in the amount of € 485.6 million in connection with restructuring and market value-related measurements.

Current assets increased, above all due to the build-up of cash and cash equivalents. This was offset by a valuation-related decline in the market value of energy derivatives and the disposal of emission rights for 2005 which were submitted to the registration office.

GROUP EQUITY – STOCK SPLIT

At the 59th Ordinary General Meeting of Österreichische Elektrizitätswirtschafts-AG, a decision was taken to increase the share capital using the company's own resources by € 84,222,325 from € 223,977,675 to € 308,200,000 through the conversion of unappropriated reserves without an issue of new shares. The reason for the capital adjustment was a stock split in the ratio of 1:10 which was carried out on 23 May 2006.

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

These were reduced by € 394.4 million to € 1,999.9 million. The most significant changes resulted from the repayment of loans and bonds (€ 127.3 million), the repayment of financial obligations from cross border leasing transactions (€ 485.6 million), the increase in short-term borrowings on the money market (€ 187.9 million) and loans (€ 52.9 million).

OTHER LONG AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The significant decline in other long and short-term liabilities by € 62.3 million to € 430.7 million was due to the market valuation of the electricity derivatives and the decrease in liabilities to ECRA (Emission Certificate Registry Austria GmbH). The slight increase in short-term provisions referred, above all, to the provision for eco-electricity supplies.

DERIVATIVE FINANCIAL INSTRUMENTS IN ELECTRICITY AND FINANCIAL ACTIVITIES

ELECTRICITY ACTIVITIES TRADING

	Positive fair values	Negative fair values	Netto fair values	Reference values purchases	Reference values sales
Futures	2.6	-1.6	1.0	89.8	21.3
Forwards	419.0	-413.0	6.0	2,324.8	2,249.4
Swaps	0.2	-0.5	-0.3	11.4	3.2
Total before netting	**421.8**	**-415.1**	**6.7**	**2,426.0**	**2,273.9**
Including netting agreements	-352.5	352.5	0.0	-1,933.0	-1,933.0
Total after netting	**69.3**	**-62.6**	**6.7**	**492.9**	**340.9**

ELECTRICITY ACTIVITIES HEDGE

	Positive fair values	Negative fair values	Netto fair values	Reference values purchases	Reference values sales
Futures	47.6	-3.7	43.8	1,182.3	10.7
Forwards	3.7	-47.6	-43.8	10.7	1,182.3
Total before netting	**51.3**	**-51.3**	**0.0**	**1,193.0**	**1,193.0**
Including netting agreements	-3.7	3.7	0.0	-10.7	-10.7
Total after netting	**47.6**	**-47.6**	**0.0**	**1,182.3**	**1,182.3**

FINANCIAL ACTIVITIES

	Positive fair values	Negative fair values	Reference values
Derivatives			
Cross-currency swaps		-1.1	CHF 320.0 million
Hedge			
Currency forward transaction cross border leasing		-19.4	USD 58.8 million
Interest rate swap cross border leasing	30.2		USD 227.5 million

Positive fair values are recognized under receivables and other assets and negative fair values under other liabilities.

Financial position

OPERATING CASH FLOW

The operating cash flow amounted to € 462.3 and was therefore significantly higher than the value reported in the previous year. This improvement was essentially due to the good business development resulting from the increased electricity prices, payments for the processing and administration of eco-electricity for prior periods and the drop in net interest payments. These are offset, above all, by the decline in dividend inflows.

CASH FLOW FROM INVESTING ACTIVITIES

The cash outflow in the investment area was mainly due to the purchase of the stakes in Energie Klagenfurt GmbH (49.0 %) and POWEO SA (18.4 %) in the amount of € 156.2 million as well as investments in plant, property and equipment (€ 61.8 million) and securities (€ 31.8 million). These were offset by inflows from long-term investments in the amount of € 9.6 million.

CASH FLOW FROM FINANCING ACTIVITIES

The repayment of bonds, loans and long-term credits (€ 127.3 million) was offset by short-term borrowings on the money market (€ 191.8 million) and new loans in the amount of € 52.9 million. Dividends in the amount of € 174.2 million were distributed.

Ratios

NET GEARING

Net gearing dropped from 91.3 % as on 31 December 2005 to 80.3 % as on 30.06.2006 due to an increase in the shareholders' equity after dividend distribution in connection with a slight reduction of the interest-bearing net debt.

EBIT MARGIN

The increase in wholesale prices and stable generation costs paved the way for an increase in the EBIT margin from 21.4 % in quarters 1-2/2005 to 25.6 %.

MANAGEMENT REPORT AND NOTES QUARTER 2/2006

Earnings position

SALES REVENUE

Sales revenue in quarter 2/2006 increased, compared to the same period the previous year, by 38.0 % to € 786.8 million. This positive development resulted, in particular, from the increase in revenue from electricity and eco-electricity (50.2 % and 11.8 %). The reasons for this development are essentially identical to those detailed in the year–to–date analysis. Sales revenue would, however, have improved even more significantly were it not for the drop in the spot market prices from May onwards. In addition, there was no sales revenue from emission rights trading in quarter 2/2005 (quarter 2/2006: € 4.8 million) as trading only commenced in the second half of fiscal 2005.

EXPENSES FOR ELECTRICITY, GRID, ECO-ELECTRICITY, AND EMISSION RIGHT PURCHASES (TRADING)

The 57.6 % increase in electricity purchases to € 268.8 million mainly resulted from the greater volumes purchased and the rise in forward market prices. The declining prices on the spot market from May onwards did, however, slow down this increase. Eco-electricity purchases rose by 14.0 % to € 124.4 million and grid purchases climbed by 173.2 % to € 8.9 million. Emission rights purchases were not included in quarter 2/2005 (quarter 2/2006: € 5.1 million).

USE OF FUELS AND EXPENSES FOR OTHER PURCHASED SERVICES

The 30.7 % drop to € 18.3 million resulted primarily from the strong reduction in expenses for hard coal (€ 5.3 million) and brown coal (€ 6.1 million) which were offset by the increase in expenses for heating oil (€ 2.8 million) and gas (€ 1.0 million) due to higher consumption and rising prices.

PAYROLL EXPENSES

The significant reduction in pension expenses compared to the previous year paved the way for a 21.4 % drop in payroll expenses to € 77.7 million.

INCREASING OPERATING EXPENSES

The rise in operating expenses is attributable to the increase in legal and consulting fees in connection with international acquisition projects.

FINANCIAL RESULT

The financial result was boosted by the € 1.6 million increase in foreign currency earnings (previous year: exchange losses of € 3.6 million) in connection with the drop in interest expenses as a result of debt clearance. The negative result from the participating interests accounted for using the equity method was attributable to KELAG (see year-to-date analysis).

Net worth

NON-CURRENT AND CURRENT ASSETS

The growth in non-current assets was mainly due to the addition in the amount of € 26.2 million following the acquisition of an 18.4 % stake in POWEO SA which was accounted for using the equity method. The increase in other long-term investments resulted from the purchase of securities in the amount of € 31.1 million. It was partially offset by measurements of the long-term investments connected with the cross border leasing transactions.

The decrease in current assets was mainly due to the IAS 39 energy derivatives as well as the submission of emission rights for 2005 to the registration office. This was offset by the increase in cash and cash equivalents.

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

Financial obligations rose by € 118.4 million to € 1,999.9 million. This increase, which was primarily attributable to the short-term borrowings on the money market (€ 146.1 million), was offset by measurements of the long-term investments connected with the cross border leasing transactions (-€ 32.5 million).

OTHER LONG AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The decline in other long-term liabilities mainly referred to emission rights that were allocated free of charge. The reduction in other short-term liabilities was due, above all, to the settlement of the dividend liability and the decline in the market value of energy derivatives.

CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONSOLIDATED INCOME STATEMENT — **Million €**

	Q1-2/2006	Q1-2/2005	Q2/2006	Q2/2005
Sales revenue	**1,663.1**	**1,160.8**	**786.8**	**570.3**
Electricity sales	1,253.4	816.4	583.6	388.7
Grid sales	133.1	123.1	64.3	60.3
Eco-electricity sales	222.4	202.2	128.0	114.4
Others	54.2	19.1	10.9	6.9
Other operating income	30.2	46.3	17.5	37.2
Electricity, grid, eco-electricity and emission right purchases (trade)	-911.3	-587.4	-407.2	-283.0
Fuel expenses and other purchased services	-46.4	-51.7	-18.3	-26.4
Payroll and related expenses	-147.0	-166.1	-77.7	-98.8
Depreciation and amortization	-87.1	-87.1	-44.1	-44.0
Other operating expenses	-75.0	-66.2	-44.3	-40.8
Operating result	**426.5**	**248.6**	**212.7**	**114.5**
Financing result	-27.5	-44.0	-10.1	-18.2
Result from participating interests accounted for using the equity method	24.7	43.4	3.3	18.2
Result from other participating interests	5.4	8.5	1.4	1.1
Result from long-term investments	0.7	0.6	0.3	-0.7
Financial result	**3.3**	**8.5**	**-5.1**	**0.4**
Result before taxes on income	**429.8**	**257.1**	**207.6**	**114.9**
Taxes on income	-92.2	-52.1	-51.6	-26.8
Profit for the period	**337.6**	**205.0**	**156.0**	**88.1**
attributable to shareholders of parent company (group result)	275.4	186.0	137.3	89.2
attributable to minority interests	62.2	19.0	18.7	-1.1
Earnings per share €[1,2]	**0.89**	**0.60**		

[1] Diluted = non-diluted

[2] Includes stock split on 23 May 2006 in ratio 1:10

CONSOLIDATED BALANCE SHEET Million €

	30.06.2006	31.12.2005
Non-current assets	**5,683.0**	**6,008.0**
Intangible assets	8.7	8.6
Plant, property and equipment	4,021.7	4,044.5
Participating interests accounted for using the equity method	775.2	599.9
Other participating interests	35.6	35.4
Long-term investments – cross border leasing	561.4	1,037.4
Other long-term investments and other receivables	280.4	282.2
Current assets	**694.5**	**588.7**
Inventories	21.3	26.8
Receivables and other assets	489.5	532.2
Cash and cash equivalents	183.7	29.7
Assets	**6,377.5**	**6,596.7**

	30.06.2006	31.12.2005
Shareholders' equity	**2,131.8**	**1,965.5**
Long-term liabilities	**2,979.0**	**3,584.9**
Financial obligations	823.7	944.7
Financial obligations – cross border leasing	637.8	1,149.5
Provisions	647.8	637.7
Provisions for deferred taxes	142.3	137.3
Contributions to building costs	424.5	431.2
Deferred income – cross border leasing	259.6	262.6
Other liabilities	43.3	21.9
Short-term liabilities	**1,266.7**	**1,046.3**
Financial obligations	538.4	300.1
Provisions	281.4	274.8
Provisions for current taxes	59.5	0.3
Other liabilities	387.4	471.1
Liabilities	**6,377.5**	**6,596.7**

CONSOLIDATED CASH FLOW STATEMENT		Million €
	Q1-2/2006	Q1-2/2005
Cash flow from operating activities	462,3	330,7
Cash flow from investment activities	-248,2	-15,8
Cash flow from financing activities	-60,1	-299,9
Changes in cash and cash equivalents	**154,0**	**15,0**
Cash and cash equivalents as of 01.01.	29,7	12,3
Cash and cash equivalents as of 30.06.	**183,7**	**27,3**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY						Million €
	Share capital	Capital reserves	Retained earnings	Other reserves	Minority interests	Total Sharehol-ders' equity
As of 01.01.2005	**224.0**	**10.9**	**1,228.8**	**-4.3**	**189.4**	**1,648.8**
Profits from						
cash flow hedging				4.3	0.0	4.3
available-for-sale assets				3.6	0.5	4.1
equity holdings				0.7	0.0	0.7
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**0.0**	**8.6**	**0.5**	**9.1**
Profit for the period			186.0		19.0	205.0
Total of recognized profits and losses	**0.0**	**0.0**	**186.0**	**8.6**	**19.5**	**214.1**
Dividends			-92.6		-0.3	-92.9
As of 30.06.2005	**224.0**	**10.9**	**1,322.2**	**4.3**	**208.6**	**1,770.0**
As of 01.01.2006	**224.0**	**10.9**	**1,485.5**	**2.8**	**242.3**	**1,965.5**
Profits/losses from						
available-for-sale assets				-2.1	-0.2	-2.3
equity holdings				5.2	0.0	5.2
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**0.0**	**3.1**	**-0.2**	**2.9**
Profit for the period			275.4		62.2	337.6
Total of recognized profits and losses	**0.0**	**0.0**	**275.4**	**3.1**	**62.0**	**340.5**
Dividends			-154.1		-20.1	-174.2
Capital increase from company funds	84.2		-84.2		0.0	0.0
As of 30.06.2006	**308.2**	**10.9**	**1,522.6**	**5.9**	**284.2**	**2,131.8**

RATIOS

	Unit	Q1-2/2006	Q1-2/2005
Average number of shares in circulation[1]		308.200.000	30.820.000
Net gearing[2]	%	80,3	115,0
Net interest-bearing debt	€ million	1.711,6	2.035,2
Investment in plant, property and equipment	€ million	61,7	37,2
EBITDA margin	%	30,9	28,9
EBITDA margin excluding eco-electricity	%	35,3	34,2
EBIT margin	%	25,6	21,4
EBIT margin excluding eco-electricity	%	29,2	25,2
Average no. of employees		2.425	2.432
Electricity sales	GWh	29.677	27.818
Hydro coefficient		1,00	0,99

[1] Diluted = non-diluted

[2] Based on net interest-bearing debt

SEGMENTAL REPORTING (BUSINESS SEGMENTS)

Million €

	Electricity	Eco-electricity	Grid	Others/holding	Elimi-nation	Total group
External sales	1,302.1	222.4	135.5	2.9	0.2	1,663.1
Internal sales	65.3	0.2	18.4	23.8	-107.7	0.0
Total sales	**1,367.4**	**222.6**	**153.9**	**26.7**	**-107.5**	**1,663.1**
Depreciation and amortization	-61.5	0.0	-22.7	-4.0	1.1	-87.1
Expenses/income (excl. depreciation and amortization)	-902.7	-222.7	-97.9	-32.6	106.4	-1,149.5
Operating result (EBIT)	**403.2**	**-0.1**	**33.3**	**-9.9**	**0.0**	**426.5**
Result from companies accounted for using the equity method	0.0	0.0	0.0	24.7	0.0	24.7
Carrying amount of companies accounted for using the equity method	0.0	0.0	0.0	775.2	0.0	775.2
Non-interest bearing segment assets	3,648.8	40.6	807.8	1,174.3	-10.8	5,660.7
Segment liabilities excl. financial obligations	-1,630.8	-98.8	-176.2	-124.9	10.8	-2,019.9
Operating cash flow	343.6	32.6	53.5	32.6	0.0	462.3
Investment in intangible assets and plant, property and equipment	44.4	0.0	14.6	4.1	0.0	63.1

ELECTRICITY

ELECTRICITY GENERATION DISPLAYS POSITIVE TREND

In quarters 1-2/2006, the total generation of the group was 0.5 % higher that in the previous year at 14,725 GWh. Hydraulic generation fell by 1.4 %. The low generation at the run-of-river plants at the beginning of the year was largely compensated by the good water supply from April onwards. The annual storage power plants were utilized to a lesser extent due to the unfavorable market prices.

The 11.9 % increase in thermal generation was mainly due to the high utilization level in quarter 1/2006.

The adverse development in the eco-electricity area is attributable to the fact that the market prices have now risen to a level that exceeds the feed-in tariffs of the eco-balance group. This prompted many small hydropower plants to leave the existing subsidy system.

Extensive trading activities in the foreign markets led to a 19.8 % increase in electricity purchases which accounted for 40 % of total generation.

Trading business with standardized forward contracts displayed a stable trend.

EXPANSION OF ELECTRICITY GENERATION CAPACITIES

"Stadtkraftwerk" Leoben was officially opened at the end of June 2006. The hydropower plant, which has a bottleneck capacity of 9.9 MW, will generate approx. 50 GWh of eco-electricity per year.

At the beginning of 2006, the preliminary work for the construction of the pumped storage power plant Limberg II got under way. The official "turning of the first sod" took place on 4 July 2006. The power plant will enhance the turbine and pump output of the Kaprun power plant group by 480 MW and will allow the group to further strengthen its existing position in the peak electricity market.

POSITIVE PRICE EFFECTS IN SPITE OF WHOLESALE PRICE ADJUSTMENT

In spite of the different price trends on the spot and forward markets, positive market price effects were realized through price indexed contracts thus paving the way for significant revenue increases in quarters 1-2/2006. The Front Year Base electricity prices for 2006 were up almost 23 % compared to 2005. The spot market prices, which, in the first quarter, were still well up on the value recorded last year, did, however, come under pressure and lay approx. 6 % below the previous year's value. This development was mainly due to a substantial correction of the prices for emission rights following the publication of the first quantity balance for 2005. This, in turn, resulted in the forward prices for the rest of the year being reduced to the level at the start of the year.

The high primary energy prices at the present time do, however, confirm that the medium and long-term forward prices will again climb a high level. The group's electricity sales totaled € 1,475.8 million (incl. revenue from eco-electricity) in quarters 1-2/2006 and therefore lay well above the previous year's value (€ 1,018.5 million).

INTERNATIONAL ELECTRICITY SALES CLIMB SIGNIFICANTLY

Electricity sales increased by a total of 9 % (excl. eco-electricity) in quarters 1-2/2006. This improvement is largely due to the increase in international activities following the

expansion of the distribution business in the German and Italian electricity markets. The quantities sold on foreign markets, excluding eco-energy, amounted to 60%.

CONSEQUENT EXPANSION OF END-CUSTOMER BUSINESS

The recommencement of end customer business in Austria and the conclusion of agreements with international customers paved the way for an improvement of 15.5 % in the end-customer area.

The direct sales activities, which were commenced in Austria last year, have developed very positively. To date, Verbund has attracted over 35,000 customers. Particular success was achieved in the French end-customer market.

Business with resellers did, however, display a negative trend (-10.9 %). Sales to Austrian provincial companies continued to decline thus clearly reflecting the greater involvement in the end-customer market.

At an international level, the reseller market was, to a large extent, trader-oriented. The decline in business with foreign resellers was therefore also more than compensated by business with traders (+33.5%).

GENERATION GWh

	Q1-2/2005	Q1-2/2006	Change
Hydropower	12,617	12,443	-1.4 %
Thermal power	2,040	2,282	11.9 %
Own generation	**14,657**	**14,725**	**0.5 %**
Eco-electricity	2,401	2,062	-14.1 %
External procurement	10,759	12,889	19.8 %
Group generation	**27,818**	**29,677**	**6.7 %**
Forward contracts	24,567	24,537	-0.1 %

SALES GWh

	Q1-2/2005	Q1-2/2006	Change
Traders	9,707	12,959	33.5 %
Resellers	12,809	11,408	-10.9 %
End customers	1,772	2,047	15.5 %
Eco-electricity	2,564	2,158	-15.8 %
Own consumption	966	1,106	14.5 %
Group consumption	**27,818**	**29,677**	**6.7 %**
Forward contracts	24,567	24,537	-0.1 %

GRID

INCREASE IN AMOUNT OF ENERGY RELEVANT TO CLEARING

The growth in clearing quantities in Grid Level 1 paved the way for an 8.1 % rise in grid revenue to € 133.1 million. The increase in the amount of energy transmitted over the 220/380 kV grid and relevant to clearing in quarters 1-2/2006 was mainly due to the rise in consumption in Austria over the long cold periods and the consequent drop in hydro-power production.

Revenue from eco-electricity also increased in quarters 1-2/2006. The processing and administration of subsidies for eco-electricity does not affect Verbund profits.

ALLOCATION OF CROSS BORDER CAPACITIES

The congested borders to the control areas in Slovenia, the Czech Republic, Hungary, Italy and – since quarter 1/2006 – Switzerland are allocated capacities by way of explicit year, month and day auctions in accordance with market criteria.

ITC (INTER-TSO COMPENSATION)

The European regulators are currently drawing up a directive for the introduction of a new load-flow based, transit compensation mechanism from 2007.

DEVELOPMENT OF REGIONAL MARKETS IN CENTRAL AND EASTERN EUROPE

Verbund plays a leading role in the development and evaluation of load flow-based allocation processes for cross border transmission capacities in the Central and Eastern Europe (CEE) and Southern and Eastern Europe (SEE) regions. Special working groups comprising international experts recently submitted a draft report which will serve as a basis for further action in this area.

TARIFF SYSTEM FOR HIGH-VOLTAGE GRID

The costs associated with the grid area of Verbund are currently being examined by the regulator. Due to the supra-regional significance and volatility of large cost items, the incentive regulation model that was employed for the Austrian distribution grids will no longer be used for the grid area of Verbund. The tariff strategy aims to generate an appropriate return on the capital employed so as to provide a sound financial basis for future investments.

SECURITY OF SUPPLY, CONGESTION MANAGEMENT

The poor north-south line connections and the long cold spells in quarter 1/2006 necessitated the implementation of extensive congestion management measures in the grid and market areas. As a result, the loads on the 200 kV line connections were lowered and the period during which the (n-1) safety criterion was not observed on the lines was reduced from 88% to 13%. In quarter 2/2006, the situation in the grid area eased considerably.

CURRENT LINE CONSTRUCTION STATUS

The project 380-kV Styria line is now being assessed (since May 2005) by the environment tribunal, the authority in the second instance. In spite of the six-month decision period stipulated under administrative law, a decision is now not expected before the end of 2006. Work is scheduled to commence in summer 2007 and commissioning is planned for mid-2009.

The environmental impact analysis of the authorities regarding the 380-kV Salzburg line should be available in July 2006. The negotiations and decisions of the authorities in Upper Austria and Salzburg are expected in the second half of 2006. Accounting for possible appeals and proceedings in the second instance, construction should commence at the beginning of 2008.

THE VERBUND SHARE

STOCK MARKET SITUATION

INTEREST RATE INCREASES AND PROFIT-TAKING ASSERT PRESSURE ON SHARE PRICES

The stock markets continued their strong performance in quarter 1/2006. This development was triggered by news of positive company results but also by subsiding inflation fears. The European stock markets recently outperformed the US market in terms of price development. In quarter 2/2006, strong price gains were recorded up until the end of April but these were followed by significant price adjustments on all stock markets as a result of growing concern relating to interest rate increases from the central bank and profit-taking by the investors from mid-May onwards. These losses were, however, partly compensated by the strong price increases in the second half of June.

The performance of the emerging markets also lay well above the average in quarter 1/2006. The stock markets in the CEE countries had to contend with a partially sensitive correction at the beginning of March 2006, but they did, however, manage to recover some of the lost ground by the end of the quarter. Further improvement was recorded in quarter 2/2006 but, in total, the CECE index fell by 5.1 % in quarters 1-2/2006.

VIENNA STOCK EXCHANGE UNDER PRESSURE

The Vienna Stock Exchange was, in part, impacted by the correction on the CEE stock markets. After a phase of strong price growth, the key index of the Vienna Stock Exchange, the Austrian Traded Index (ATX), crossed the 4,000 point mark for the first time and recorded a new high of 4,158.59 points on 21 February 2006. It then fell below the 4,000-point mark for a short period but, due to positive corporate news, improved and closed the quarter at 4,139.83 points just short of the all-time high. After a phase of positive development, which peaked on 8 May 2006 with a new all-time high of 4,344.35 points, there was another significant correction on the Vienna Stock Exchange and the index fell, occasionally by more than 1,000 points. This drop is essentially attributable to global inflation and interest rate fears, profit-taking and a temporarily muted feeling arising from the failed merger. By the end of June, some of the lost ground had been recovered and on 30 June 2006 the ATX lay at 3,745.72 points. This recovery was mainly due to the good company results and favorable economic forecasts for Austria and the extended domestic market of the companies in Central, Eastern and South-Eastern Europe.

SHARE INDICES DISPLAY SLIGHTLY POSITIVE TREND

In quarters 1-2/2006, the half-year levels of the most important share indices lay just short of the year-end values for fiscal 2005. The Dow Jones Industrial Average (DJIA) Index gained 4.0 %, the more broad-based Standard & Poor's (S&P) 500 Index also improved by 1.8 %. The technology exchange NASDAQ was down 1.5 %. In Europe, the DJ Euro STOXX 50 increased by 2.0 % and the Deutsche Aktienindex (DAX) by 5.1 %. The ATX, the index that comprises the largest Austrian stocks, improved by 2.1 %. DJ STOXX Utilities, the index of the major European utility stocks which serves as a benchmark for Verbund, was up 9.4 %.

RELATIVE SHARE-PRICE DEVELOPMENT (1 YEAR, 01.01.2006 = 100 %)


150
140
130
120
110
100
90
80
70
30.06.2005
30.09.2005
31.12.2005
31.03.2006
30.06.2006
Verbund
ATX
DJ STOXX Utilities

PRICE DEVELOPMENT OF THE VERBUND SHARE (PRICES AFTER STOCK SPLIT)

STOCK SPLIT IN RATIO OF 1:10

The stock split of Verbundgesellschaft was carried out on 23 May 2005. On this day, the Verbund shareholders received nine additional share certificates for one share certificate. Since this date, the share price lies at one-tenth of its original value. Within the framework of the stock split, a capital adjustment was carried out from unappropriated reserves and the share capital was increased by approx. € 84 million from approx. € 224 million to approx. € 308 million without issuing new shares.

VERBUND SHARE – A CLEAR OUTPERFORMER IN RECENT TIMES

In 2005, the Verbund share achieved a performance of 83.8 % and was therefore one of the top performers in the European utilities sector. In quarter 1/2006, it once again confirmed its place among the top performers. The Verbund share started into the new fiscal year 2006 at € 30.10 and recorded a new high of € 39.00 on 28 February 2006 directly after the presentation of the annual results for 2005. This positive development is attributable once again to the high demand among investors for utility stocks, the excellent business development and the excellent strategic positioning of Verbund in Europe. The strong increase in the prices for the primary energy sources oil and gas and the high prices for CO_2 certificates, which exerted sustained upward pressure on the wholesale prices, also had a boosting effect. In March 2006, the Verbund share came under pressure as a result of profit-taking and an increase in the interest rates in America and Europe and fell to € 35.65. The share closed the quarter at € 36.70 and therefore achieved a positive performance of 21.8 %.

In quarter 2/2006, the price of the Verbund share displayed a further strong increase and reached an all-time high of € 41.61 on 10 May 2006. Following the announcement of the failure of the planned merger between OMV and Verbund, the share price dropped continuously until 8 June 2006 when it was quoted at € 32.90. Since then, the confidence of the investors has been restored and the price has increased significantly. On 30 June 2006, the Verbund share closed at € 37.60 with a positive performance of 24.8 %.

Hence, the Verbund share clearly outperformed the ATX and the relevant benchmark index DJ STOXX Utilities.

SALES AND MARKET CAPITALIZATION

Stock exchange turnover in Verbund shares reached € 3,529.0 million. On average, 250,006 shares were traded every day. As of 30 June 06, Verbund had the sixth highest valuation of all companies listed on the Vienna stock exchange. The total value of the company derived from its market capitalization amounted to € 11,588.3 million; its weighting at the ATX was 5.1 %.

SUBSTANTIAL INCREASE IN STOCK EXCHANGE TURNOVER AND MARKET CAPITALIZATION

STOCK RATIOS*

Ratio	Unit	Q1-2/2006	Q1-2/2005
Peak price	€	41.6	22.8
Lowest price	€	30.1	16.4
Closing price	€	37.6	22.8
Performance	%	24.8	39.1
Market capitalization	€ million	11,588.3	7,026.7
Weighting ATX	%	5.1	3.4
Stock exchange turnover	€ million	3,529.0	621.1
Stock exchange turnover/day	Units	250,006	27,092

* Stock split on 23.05.2006 in ratio 1:10; figures for previous year were adjusted

CAPITAL MARKET CALENDAR 2006

Event	Location	Date
Road Show	Vienna, Frankfurt, Amsterdam, Brussels	26.07.-28.07.2006
Investor's conference Erste Bank		27.09.-29.09.2006
Interim Report Quarter 1-3/2006		24.10.2006
Road Show	London	25.10.-26.10.2006
Investor's conference (EEI)	USA	06.-09.11.2006
Road Show	USA	27.11.-30.11.2006



Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43 (0)50313-0
Fax: +43 (0)50313-54191
E-Mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein, Voice: +43 (0)50313-52616, E-Mail: investor@verbund.at
Communication: Mag. Gerald Schulze, Voice: +43 (0)50313-53702, E-Mail: media@verbund.at

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